Santander Investment Securities Inc.

Statement of Financial Condition

Year Ended December 31, 2022

STATEMENT OF FINANCIAL CONDITION

Santander Investment Securities Inc.
(A Wholly Owned Subsidiary of Santander Holdings USA, Inc.)
December 31, 2022
With Report of Independent Registered Public Accounting Firm

Santander Investment Securities Inc.

Statement of Financial Condition

Year Ended December 31, 2022

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Santander Investment Securities Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Santander Investment Securities Inc. (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Subsequent Event

As discussed in Footnote 14 of the financial statements, on February 3, 2023, the Company has merged into Amherst Pierpont Securities LLC (APSL). APSL is a registered broker-dealer under the SEC and is a member of FINRA. APSL has been designated as a Primary Dealer by the Federal Reserve Bank of New York (FRBNY) effective May 6, 2019. As part of the merger agreement, APSL is the surviving entity, and the merged entity has changed its name to Santander US Capital Markets LLC (SanCap) subsequent to the merger date.

PricewaterhouseCoopers LLP

February 24, 2023

We have served as the Company's auditor since 2016.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204, New York 10017-6204
T: 646 471 3000, F: 813 286 6000 Rightfax, www.pwc.com/us

Santander Investment Securities Inc.

Statement of Financial Condition

As of December 31, 2022

Assets

Cash	$	437,356,763
Cash and securities-segregated under federal and other regulations		477,989,192
Deposits with and receivables from clearing organizations and clearing broker		3,038,745,522
Receivables from broker-dealers, financial institutions and clearing organizations		55,782,958
Receivables from customers		867,582
Receivables from affiliates		27,031,341
Accrued interest receivable		7,114,079
Deferred tax assets		8,761,189
Other assets		46,467,052
Total Assets	$	**4,100,115,678**

Liabilities and Stockholder's Equity

Liabilities

Payables to broker-dealers, financial institutions and clearing organizations	$	26,433,352
Payables to customers		3,451,400,302
Accrued compensation and benefits		40,730,912
Accrued expenses and other liabilities		28,373,257
Income taxes payable		4,433,395
Total Liabilities		3,551,371,218

Stockholder's Equity

Common stock, $0.01 par value —1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	489,999,990
Retained earnings	58,744,460
Total Stockholder's Equity	548,744,460

Total Liabilities and Stockholder's Equity	$	**4,100,115,678**

See accompanying notes to financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Santander Investment Securities Inc. (the Company), a Delaware corporation, is wholly owned by Santander Holdings USA, Inc. (the Parent), which, in turn, is wholly owned by Banco Santander, S.A., a Spanish banking corporation (the Ultimate Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the Commodity Futures Trading Commission (CFTC) as a Futures Commission Merchant (FCM) and is a member of the National Futures Association (NFA), the New York Stock Exchange LLC (NYSE) and NYSE MKT LLC (NYSE MKT).

The Company is a clearing member of the Chicago Mercantile Exchange Inc. (CME), Chicago Board of Trade, Inc. (CBOT), New York Mercantile Exchange, Inc. (NYMEX), Commodity Exchange, Inc. (COMEX) and Intercontinental Exchange (ICE). The Company clears and executes futures transactions for a customer, the Ultimate Parent, in the various U.S. futures and commodities exchanges on an omnibus basis. As a clearing member of the CME, the Company clears interest rate swap (IRS) transactions for its affiliate.

The Company's business activities include investment banking, institutional sales and trading. The Company clears its U.S. securities transactions through a third-party broker-dealer (the Clearing Broker) on a fully disclosed basis. International securities transactions are cleared through affiliates and other third parties.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental information. Actual results could differ from those estimates and could have a material impact on the financial statements, accompanying notes and supplemental information.

Cash and Cash Equivalents

Cash and cash equivalents include cash and amounts due from depository institutions, and interest-bearing deposits in other banks. Cash and cash equivalents have original maturities of three months or less and, accordingly, the carrying amount of these instruments is deemed to be a reasonable estimate of fair value.

Cash and Securities - Segregated under Federal and Other Regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934 (Rule 15c3-3) and segregation rules of the CFTC, the Company is obligated to segregate cash or qualified securities for the exclusive benefit of its customers (see Note 3).

Deposits with and Receivables from Clearing Organizations and Clearing Broker and Receivables from Broker-Dealers, Financial Institutions and Clearing Organizations

Deposits with and receivables from clearing organizations and Clearing Broker and receivables from broker-dealers, financial institutions and clearing organizations mainly include cash and U.S. treasuries deposited as margin as required by clearing organizations related to the Company's futures business. The deposits include cash of $64,334,238 and $268,326 to satisfy the Company's guaranty deposit requirements as a clearing member of such organizations and Clearing Broker, respectively.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Receivables from and Payables to Customers

Customer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash and Delivery versus Payment and Receipt versus Payment (DVP/RVP) securities transactions, and cash deposits received from the futures customer to cover margin calls from commodity clearing organizations, and net unrealized gains and losses not yet remitted. Payables to customers are primarily cash deposits received related to the Company's commodities and futures business.

Fair Value Measurements

A portion of the Company's assets and liabilities are carried at fair value with changes in fair value recognized in earnings. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement establishes a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. These three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1 – Unadjusted quoted prices in active markets for identical unrestricted assets or liabilities, accessible by the Company at the measurement date.

Level 2 – Quoted prices in markets that are not active or adjusted quoted prices in markets that are active, for which all significant inputs are observable, either directly or indirectly. The inputs are based on quoted market prices, broker or dealer quotations, or alternate pricing sources with reasonable level of price transparency.

Level 3 – Unobservable inputs that are significant to the fair value of financial assets or liabilities, which usually are based on the Company's own assumptions about the estimates used by other market participants in valuing similar financial instruments.

Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and considerations of factors specific to the instrument.

Other Assets

The Company periodically evaluates the carrying value of other assets to determine if events or circumstances exist indicating that other assets may be impaired. Other assets include primarily the Company's underwriting receivable activity and ownership interests in ICE which consist of shares purchased as membership and a seat on that exchange. The shares and the seat are reflected at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment, in the statement of financial condition. There were no impairments in 2022.

Depreciation for furniture, fixtures, computer equipment and amortization for leasehold improvements and capitalized software commence on the date placed into service. Furniture, fixtures and computer equipment is depreciated on a straight-line basis using estimated useful lives of one to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software costs are amortized based on straight-line basis over the estimated economic life, generally over three to five years.

Underwriting and syndicate fee receivables are measured at amortized cost basis less expected credit losses. For financial assets measured at amortized cost basis that are not eligible for the collateral maintenance practical expedient (and any unsecured amounts for instruments applying the practical expedient), the Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. At December 31, 2022, there were no allowances for these receivables.

Leases

For leases with an original term longer than one year, lease liabilities are initially recognized on the lease commencement date based on the present value of the future minimum lease payments over the lease term. A corresponding right-of-use ("ROU") asset is initially recognized equal to the lease liability adjusted for any lease prepayments, initial direct costs and lease incentives. The ROU assets are included in Other Assets and the lease liabilities are included in the Accrued Expenses and Other Liabilities in the statement of financial condition.

Santander Investment Securities Inc.

Notes to Financial Statement

Year Ended December 31, 2022

The discount rates used in determining the present value of leases represent the Company's collateralized borrowing rate considering each lease's term and currency for payment. The lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option.

Foreign Currency

Assets and liabilities denominated in foreign currencies are remeasured into US dollar equivalents at spot foreign exchange rates prevailing as of the date of the statement of financial condition, while revenue and expense accounts are remeasured at the actual foreign exchange rate as of the date that the transaction occurred. Gains and losses resulting from foreign currency transactions are included in principal transactions in the statement of operations. For the year ended December 31, 2022, the Company recorded a net gain of $4,772 on foreign currency transactions.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, Income Taxes (Topic 740), which requires that an asset and liability approach be applied in accounting for income taxes. Deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to reverse or be realized. The effect of a change in tax rates on deferred tax assets and liabilities is recognized as income or expense in the period that includes the enactment date. A valuation allowance will be established if the Company determines that it is more likely than not that a deferred tax asset will not be realized.

Recent Accounting Pronouncements

Since January 1, 2022, the Company has not adopted any new accounting standards that had a material impact on the Company's financial position or results of operations.

3. **CASH AND SECURITIES — SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

At December 31, 2022, cash of $25,000,000 has been segregated on behalf of customers pursuant to the reserve formula requirements of Rule 15c3-3. In addition, cash of $452,989,192 has been segregated pursuant to Regulation 1.20 under the Commodity Exchange Act.

4. **FAIR VALUE MEASUREMENTS**

The following table presents information about the Company's financial assets measured at fair value on a recurring basis as of December 31, 2022:

	Level 1	Level 2	Level 3	Total
Financial assets:				
Other assets				
Equities and American Depository Receipts	$ 942,714	-	-	$ 942,714
Money market funds	10,195	-	-	10,195
Mutual funds	1,055,653	-	-	1,055,653
Total other assets	2,008,562	-	-	2,008,562
Total financial assets	$ 2,008,562	$ -	$ -	$ 2,008,562

The Company assesses its financial instruments on a periodic basis to determine the appropriate classifications within the fair value hierarchy and any transfers of financial instruments among levels are considered to be effective as of the end of the reporting period. There were no transfers between Level 1 and/or Level 2 classified financial instruments during the year ended December 31, 2022.

There were no purchase, sales, transfers or unrealized gains and losses related to Level 3 financial assets and liabilities during the year ended December 31, 2022. There are no assets or liabilities measured at fair value on a non-recurring basis at December 31, 2022.

US GAAP requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the balance sheet are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These instruments include cash, receivables from broker-dealers and financial institutions, receivables from customers, receivable from affiliates, other assets, payables to broker-dealers and financial institutions, payables to customers, and accrued expenses and other liabilities.

5. **RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS**

Receivables from and payables to broker-dealers, financial institutions and clearing organizations consisted of the following at December 31, 2022:

	Receivables	Payables
Receivables from/payables to broker-dealers, financial institutions and clearing organizations	$ 46,593,826	$ 48,971
Securities failed-to-deliver/receive	9,189,132	616,477
Trade date accrual	-	25,767,904
	$ 55,782,958	$ 26,433,352

The Company clears U.S. securities transactions through the Clearing Broker and international securities transactions through foreign affiliates and broker-dealers. Receivables from brokers, dealers, financial institutions, and clearing organizations represent affiliate and non-affiliate balances.

Securities failed-to-deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

Trade date accrual represents trade date versus settlement-date accruals related to the Company's trading accounts and the net commissions earned on trades to be settled after year-end for these accounts.

6. OTHER ASSETS

Other assets consisted of the following at December 31, 2022:

Underwriting and syndicate fee receivables	$ 17,218,174
Furniture, fixtures, computer equipment and capitalized internally developed software, net	15,467,902
Deferred shares upfront payment	5,045,573
Prepaid assets	2,799,393
Voluntary deferred compensation	1,218,473
Right of use asset, net	1,209,096
Securities owned	942,714
Exchange memberships	389,886
Other	2,175,841
	$ 46,467,052

Underwriting and syndicate fee receivables represent fee income receivables resulting from capital markets activities.

Deferred shares upfront payment represents payments made to the Ultimate Parent for shares of the Ultimate Parent to be distributed in the future under the deferred compensation plan (see Note 12).

Voluntary deferred compensation represents amounts under a non-qualified deferred compensation arrangement in which funds are invested in an irrevocable trust to be held for the benefit of employees for retirement purposes, commonly known as a "Rabbi Trust", and is recorded at fair value (see Note 4). A corresponding liability of the same amount is included in accrued compensation and benefits in the statement of financial condition. In the event of the Company's insolvency, the assets become part of the Company's assets for creditors and the liabilities become part of general creditor liabilities.

7. SUBORDINATED AND UNSUBORDINATED LOAN AGREEMENTS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (Rule 15c3-1). Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements.

Notes to Financial Statement

Year Ended December 31, 2022

The Company has a Revolving Note and Cash Subordination Agreement (Revised Subordinated Revolver on October 26, 2022) with the Parent for up to $750,000,000 bearing a floating rate with an expiration date of December 20, 2025. Borrowings under the Revised Subordinated Revolver bear interest at Overnight SOFR + 180bps. The Company also pays a commitment fee of 50 bps on the undrawn balance.

During the year ended December 31, 2022, the Company borrowed under the Subordinated Revolver several times in the total of $1,900,000,000 and subsequently repaid the entire amount. The average interest rate for the borrowings during the year ended December 31, 2022 was 2.65%. At December 31, 2022, commitment fee payable of $322,917 was included in accrued expense and other liabilities in the statement of financial condition (see Note 10).

The Company has a liquidity line with the Parent to support the settlement of billing and delivery roles in underwriting transactions. The current liquidity line is $4,000,000,000 and the rate of borrowing is 1 month Libor + 110bps. The company also pays a commitment fee of 3 bps on the undrawn balance. During the year ended December 31, 2022, the Company borrowed under the liquidity line several times for a total of $13,400,000,000 and subsequently repaid the entire amount. The average interest rate for the borrowings during the year ended December 31, 2022 was 2.70%. At December 31, 2022, commitment fee payable of $110,000 was included in accrued expense and other liabilities in the statement of financial condition (see Note 10).

8. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's activities involve execution of various securities and futures transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill their contractual obligations. The Company's counterparties include customers and certain related entities, generally U.S. institutional investors, and broker-dealers that are members of major regulated exchanges.

The Company records customer securities and futures transactions in conformity with the settlement cycle of the respective country, which is generally one to five business days after trade date. The Company is therefore exposed to off-balance-sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill their contractual obligations.

The Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests counterparties to deposit additional collateral, or reduce securities or other positions when necessary.

At December 31, 2022, the Company maintained cash with major financial institutions, which at times, may exceed federally insured limits set by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any credit risk on its cash.

9. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Contingent Liabilities

In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business.

The Company evaluates the outcome of each contingent matter as appropriate. A liability is established when the loss contingency is probable and the amount is estimable. In many proceedings, however, it is inherently difficult to predict the eventual outcome of the pending matters, the timing of the ultimate resolution of the matters, or the eventual loss, fines or penalties related to the matter.

The Company does not believe, based on current knowledge and after consultation with counsel, that the outcome of such pending matters will have a material adverse effect on the Company's financial position, liquidity or results of operations.

Guarantees

In the normal course of business, the Company provides guarantees to clearing houses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. The Company's liability under these arrangements is not quantifiable and could exceed the collateral amount posted. However, the potential for the Company to be required to make payments under such guarantees is deemed remote. Accordingly, no contingent liability was recorded in the statement of financial condition as of December 31, 2022.

Other

The Company executes certain transactions primarily on an agency basis through its Clearing Broker. The Company maintains a collateral deposit at the Clearing Broker in the form of cash. In the event a customer fails to fulfill its obligation, the Company's Clearing Broker has the right to deduct any loss or expense incurred from the deposit account. At December 31, 2022, cash of $268,326 was on deposit at the Clearing Broker and included in deposits with and receivables from clearing organizations and Clearing Broker in the statement of financial condition. The Company did not record any liabilities or losses under this arrangement for the year ended December 31, 2022.

10. **RELATED-PARTY TRANSACTIONS**

As of and for the year ended December 31, 2022, the related-party balances consisted of the following:

Assets:

Receivables from broker-dealers, financial institutions and clearing organizations	$	9,460,391
Receivables from affiliates		27,031,341
Other assets		5,191,903

Liabilities:

Payables to customers	$	3,451,356,856
Accrued expenses and other liabilities		11,059,638

In the normal course of business, the Company enters into transactions with its affiliates. The Company executes and clears securities and futures transactions on behalf of its affiliates and earns commissions on such services performed. The Company also executes, clears and custodies certain of its securities transactions through various affiliates in Latin America and Europe. Pursuant to such arrangements the affiliates pay the Company for commissions and the Company pays the affiliates for clearance and execution services received. At December 31, 2022, commissions receivable from affiliates of $583,957 was included in receivables from affiliates in the statement of financial condition. Also included in accrued expenses and other liabilities was payable to affiliates for clearance and execution services in the amount of $35,000 at December 31, 2022.

The Company participates in various underwriting activities for its affiliates and fees earned are included in investment banking in the statement of operations. At December 31, 2022, the related receivables of $855,000 were included in other assets in the statement of financial condition.

The Company earns revenues from investment and other services performed for certain affiliates under service level agreements. At December 31, 2022, receivables of $17,750,373 was included in receivables from affiliates in the statement of financial condition.

The Company also pays for services such as management, administrative support services, systems and risk management received from its affiliates including the Parent and the Ultimate Parent under service agreements. At December 31, 2022, there was no payable balance that was included in accrued expenses and other liabilities. In addition, the Company also provides operational services to its New York affiliate, which also makes certain payments on behalf of the Company and the Company remits the payment later. Receivables from and payables to its New York affiliate arising from the above arrangements are settled net. At December 31, 2022, the net receivable from the New York affiliate of $4,304,876 was included in receivables from affiliates in the statement of financial condition.

Membership in Exchange -The Ultimate Parent was approved under CME Rule 106.1, as an Affiliated Member Firm and owns the membership under this rule. The Company is a clearing member of the CME at no cost since the membership is owned by the Ultimate Parent and the business is performed exclusively for its benefit.

11. INCOME TAXES

The Company is included in the consolidated federal tax return and the combined state and local tax returns of the Parent. The income tax provision is computed using a separate return method of accounting. Under this method, the Company assumes filing a separate return with the tax authority, thereby reporting taxable income or loss, and paying the applicable tax to or receiving the appropriate refund from the Parent. In addition, the tax expense or benefit is settled periodically with the Parent pursuant to a tax sharing agreement. This settlement includes reimbursement for utilization of the Company's net operating losses in the Parent's combined state and local tax returns.

The effective tax rate of (9.442%) differs from the federal statutory rate of 21% primarily due to state and local taxes.

As of December 31, 2022, the Company had a net deferred tax asset of $8,761,189. The net deferred tax asset is primarily related to accrued bonus and other compensation related deferrals, and state net operating losses. The Company has determined that it is more likely than not that it will generate sufficient future taxable income to recognize the deferred tax asset and no valuation allowance is required.

The Company remains subject to income tax examination by the Internal Revenue Service for years 2015 and after and state examination for years 2011 to 2013 and 2015 and after. The Company is also subject to city examinations for years 2011 to 2013 and 2015 and after.

The company has no unrecognized tax benefits as of December 31, 2022.

The Company's policy related to the classification of interest and penalties related to unrecognized tax benefits is that such interest and penalties are classified as part of income tax expense. As of December 31, 2022, there was no amount of interest and penalties reflected in the statement of condition.

12. DEFERRED COMPENSATION AND BENEFIT PLANS

The Company is a participant, in conjunction with other affiliates, in a defined benefit pension plan and post-retirement benefit plan sponsored by Banco Santander S.A., New York Branch (the "Plan Sponsor"), covering substantially all employees. Benefits are based on years of service and the average compensation during the five highest paid consecutive calendar years. The funding policy is to contribute the annual pension costs accrued, but not less than the Employee Retirement Income Security Act of 1974 minimum and not more than the maximum amount deductible for tax purposes. Allocations of plan costs, assets, actuarial gains, and elements of plan performance between the affiliates have been determined by an actuary. Effective December 31, 2010, the defined benefit pension plan was frozen. As of December 31, 2022, the Company's share of pension liability of $0 was included in accrued compensation and benefits in the statement of financial condition.

The Company also participates with other affiliates, in an employee deferred compensation plan sponsored by Santander Holdings USA, covering substantially all employees, which qualifies under Section 401(k) of the Internal Revenue Code.

In 2010, the Ultimate Parent established and approved a deferred compensation plan that the Company participates in. In accordance with the plan, distributions (whether payable in cash or shares of Ultimate Parent common stock) will be made in three equal installments over a three year period, if the employee remains employed at the Company or an affiliate of Santander Group through the applicable payment date. Upon each award, the Company also makes upfront payment for the shares to be distributed in the future (see Note 6). At December 31, 2022, deferred compensation liability of $6,977,849 was included in accrued compensation and benefits in the statement of financial condition.

13.   REGULATORY CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum regulatory net capital. The Company utilizes the alternative method pursuant to Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of 2% of aggregate debit items arising from customer transactions, as defined, or $1,000,000.

As a FCM, the Company is subject to minimum financial requirements pursuant to Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of regulatory capital equal to the greater of $1,000,000, or 8% of the domestic and foreign domiciled customer and house risk maintenance margin performance bond requirements for all domestic and foreign futures and options on futures contracts, excluding the risk margin associated with naked long options positions.

As an OTC IRS clearing member, the Company is required to maintain a minimum capital with CME in the amount equal to the greater of the CFTC or SEC capital requirement, $50,000,000, or 20% of aggregate performance bond requirements for all customer and house accounts containing CME-cleared IRS positions.

As of December 31, 2022, the Company's net capital pursuant to CEA CFTC 1.17 capital requirement (FCM 8%) of $188,040,317 resulted in a greater regulatory net capital requirement than the SEC and CME 20% minimum requirement. As of December 31, 2022, the Company had regulatory net capital of $455,894,306, which was $267,853,989 in excess of the net capital requirement of $188,040,317.

14.   SUBSEQUENT EVENTS

The Company has evaluated events and transactions through February 24, 2023, the date on which these financial statements are available to be issued.

On February 3, 2023, the Company has merged into Amherst Pierpont Securities LLC (APSL). APSL is a registered broker-dealer under the SEC and is a member of FINRA. APSL has been designated as a Primary Dealer by the Federal Reserve Bank of New York (FRBNY) effective May 6, 2019. As part of the merger agreement, APSL is the surviving entity, and the merged entity has changed its name to Santander US Capital Markets LLC (SanCap) subsequent to the merger date.